UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

KMG Chemicals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482564101

(CUSIP Number)

October 15, 1996

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 482564101		Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Valves Incorporated of Texas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,048,850

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,048,850

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,850

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9%

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).  Name of Issuer.

KMG Chemicals, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

10611 Harwin Drive, Suite 402

Houston, Texas 77036

Item 2(a).  Name of Person Filing.

Valves Incorporated of Texas

Item 2(b).  Address of Principal Business Office.

10600 Fallstone Road

Houston, Texas 77099

Item 2(c).  Citizenship.

Texas

Item 2(d).  Title of Class of Securities.

Common Stock, par value $0.01 per share.  Acquired 651,000 of these shares on October 15, 1996, prior to KMG Chemicals, Inc. becoming a public company; acquired 302,500 of these shares on March 18, 1998; and acquired 95,350 of these shares as a stock dividend on March 30, 2001.

Item 2(e).  CUSIP number.

482564101

Item 3.  If this Statement is Filed Pursuant §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) Amount beneficially owned: 1,048,850 shares of Common Stock.

(b) Percent of class: 11.9%

(c) Number of shares as to which the person has:

 (i)   Sole power to vote or to direct the vote: 0

 (ii)  Shared power to vote or to direct the vote: 1,048,850

 (iii) Sole power to dispose or to direct the disposition of: 0

 (iv)  Shared power to dispose or to direct the disposition of: 1,048,850

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications

                                                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 5, 2006

Valves Incorporated of Texas

By:	/s/ Fred C. Leonard
Name: Fred C. Leonard
Title: President

Exhibit A

The securities being reported by Valves Incorporated of Texas (“Valves”), are beneficially owned by the following person (1).

Control Person	Number of Shares Beneficially Owned
Fred C. Leonard	1,048,850
Principal Business Address: 10600 Fallstone Road Houston, Texas 77099

(1).  Mr Leonard is the Chairman, President and majority owner of the outstanding stock of Valves Incorporated of Texas, and as such he exercises the power to direct the vote and direct the disposition of the shares of KMG Chemicals, Inc. held by Valves Incorporated of Texas as record owner.

Exhibit B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith and any amendments thereto, relating to the common stock, par value, of Valves Incorporated of Texas, is, or will be, filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement.

Dates:  May 5, 2006

Valves Incorporated of Texas

By:	/s/ Fred C. Leonard
Name: Fred C. Leonard
Title: President

Fred C. Leonard

/s/ Fred C. Leonard
Name: Fred C. Leonard